SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 3, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                                                                             Form 40-F  ☐

Enclosures:

1.               Nokia press release dated November 2, 2007: Exercises with stock options of Nokia Corporation

2.               Nokia press release dated November 5, 2007: Nokia and STMicroelectronics close the agreement in 3G chipset development

3.               Nokia press release dated November 7, 2007: Vodafone and Nokia agree to launch integrated Vodafone services on Nokia handsets

4.               Nokia press release dated November 14, 2007: It’s what cameras have become - the new Nokia N82

5.               Nokia Siemens Networks press release dated November 20, 2007: Nokia Siemens Networks launches Energy Efficiency solution to optimize energy use in mobile networks

6.               Nokia Siemens Networks press release dated November 20, 2007: Nokia Siemens Networks aims at net positive impact to the environment

7.               Nokia Siemens Networks press release dated November 20, 2007: Nokia Siemens Networks wins deal in China to reduce emissions with energy efficient telecoms solutions

PRESS RELEASE

November 2, 2007

Exercises with stock options of Nokia Corporation

A total of 1 392 403 shares of Nokia Corporation (“Nokia”) were subscribed for between 25.9.2007 – 29.10.2007 based on Nokia’s 2001, 2003 and 2005 employee stock option plans. The total amount of subscription prices, EUR 20 699 862.40, is recorded in the fund for invested non-restricted equity. The new shares carry full shareholder rights as from the registration date November 2, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 936 934 428 including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

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PRESS RELEASE

November 5, 2007

Nokia and STMicroelectronics close the agreement in 3G chipset development

Espoo, Finland and Geneva, Switzerland - Nokia (NYSE: NOK) and STMicroelectronics (NYSE:STM) today announced the closing of their deal, announced on August 8th, to deepen their collaboration on the licensing and supply of integrated circuit designs and modem technologies for 3G and its evolution.

The closing of the multifaceted agreement transfers a core part of Nokia’s Integrated Circuit (IC) operations to STMicroelectronics and positions ST to design and manufacture 3G chipsets based on Nokia’s modem technologies, energy management and RF (radio frequency) technology and to deliver complete solutions to Nokia and the open market. The agreement includes the transfer of approximately 185 highly-skilled engineers and other Nokia personnel in Finland and UK to STMicroelectronics. The transfer has been subject to a personnel consultation process required by local regulations

As part of the arrangement, Nokia has awarded ST a design win of an advanced 3G HSPA (high-speed packet access) chipset supporting high data rates. This design win represents ST’s first complete 3G chipset.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were USD 9.85 billion and net earnings were USD 782 million. Further information on ST can be found at www.st.com.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently

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our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

STMicroelectronics

Maria Grazia Prestini, Senior Director

Corporate Media and Public Relations

Tel. +41 2 29 29 69 45

Email: mariagrazia.prestini@st.com

Michael Markowitz, Director of Technical Media Relations

Tel. +1 212 821 8959

Email: michael.markowitz@st.com

www.nokia.com

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PRESS RELEASE

November 7, 2007

Vodafone and Nokia agree to launch integrated Vodafone services on Nokia handsets

Espoo, Finland - Vodafone, the world’s largest mobile operator by revenue and Nokia the world’s largest handset manufacturer, have agreed to launch an integrated suite of Vodafone services combined with Nokia Ovi Services on a range of Nokia handsets. These services will offer customers a greater choice of communications, Internet services, content and browsing through a range of premium handsets on high speed 3G and 3G broadband networks. Vodafone and Nokia also have agreed that a number of these handsets will be exclusive to Vodafone.

Customers will get faster and easier access to all of Vodafone’s Internet and entertainment services as well as all of Ovi from Nokia services on a wide range of handsets. Vodafone customers will be able to access the widest and most attractive choice of Internet services.

Vodafone and Nokia will make it easier to access the Internet quickly at the click of a button. Customers will get the full suite of communications, content, Internet services and browsing, through seamlessly integrated Vodafone services on Nokia handsets.

Vodafone and Nokia will also deliver greater choice in music for customers, by making both the Vodafone music service and the Nokia Music Store available on Nokia’s 2008 handsets.

“We’re pleased do be working with Nokia in leading the industry to bring customers a complete suite of Vodafone communications, browsing, content and Internet services” said Frank Rovekamp, Global Chief Marketing Officer, Vodafone Group. “This is a logical step for Vodafone to make, further improving our customer experience with many of the services already launched with leading Internet partners.”

“Web2.0 is all about social networking and enabling people to connect with each other in new ways. Bringing location and context awareness to web2.0 services is the next stage in the web development and Nokia multimedia computers enable people to participate to their favourite internet services on-the-go”, said Executive Vice President and General Manager Nokia Multimedia Anssi Vanjoki. “We’re excited to work with Vodafone to provide consumers with internet services like navigation, music, games and communities to make their life richer and more enjoyable, independent of time and place.”

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 232 million proportionate customers as at 30 June 2007. Vodafone currently has equity interests in 25 countries across five continents and a further 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About Ovi by Nokia

Ovi, meaning ‘door’ in Finnish, enables people to easily access their existing social networks, communities and content from a single place, as well as acting as a gateway to Nokia services. Accessible from a computer or compatible Nokia device, Ovi includes the Nokia Music Store, Nokia Maps and N-Gage, with more services to follow. For more information, please visit http://www.ovi.com.

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Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Vodafone Group Media Relations

Tel. +44 1635 664444

www.nokia.com

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PRESS RELEASE

14 November 2007

It’s what cameras have become – the new Nokia N82

Nokia introduces a leading edge connected camera, navigation device and multimedia computer in one

Espoo, Finland – Nokia unveils the Nokia N82, the latest multimedia computer optimized for photography, navigation and internet connectivity. With the tools to discover the places and moments worth capturing, and the capabilities to capture and share them instantaneously, the Nokia N82 offers photography enthusiasts an enhanced camera experience.

Discover, capture and share

The Nokia N82 enables you to explore your surroundings and find your way with navigation and routing; document your adventures with the high quality imaging capabilities; and instantly share your experiences with one click upload to the web.

Featuring A-GPS, 5 megapixel camera, Xenon flash, Carl Zeiss optics and internet connectivity, the Nokia N82 also incorporates all the multimedia computer features common to Nokia Nseries. Like its predecessor the Nokia N95, the Nokia N82 is the latest epitome of a truly converged device that is not one thing but is many.

“The evolution of camera capabilities in mobile devices has been extremely fast over the past years. With the Nokia N82 we have reached such a superior level in image quality, speed and ease of use that not only does it outperform any other cameraphone on the market, but it’s also a very credible alternative for single purpose digital still cameras,” says Satu Ehrnrooth, head of Nokia Nseries Cameras Category, Multimedia, Nokia. “In addition to the high-end camera, the Nokia N82 also enables you to navigate and discover new places, enjoy your music, browse the web, play games, chat online and be part of the global web 2.0 community wherever you go. Thanks to the wireless broadband connectivity, convergence and yet again increased performance, the Nokia N82 is all you need in your pocket!”

Discover the world

The powerful A-GPS and preinstalled* Nokia Maps help you explore and locate new places, whether in another country or just around the corner. All Nokia N82 standard sales packages come with a free voice guided navigation trial*, and you can purchase additional features, such as city guides and longer subscription to the navigation.

With access to more than 15 million points of interest, you can locate and navigate to the most interesting sights, bars or restaurants wherever you are. You can also send map excerpts and routes to friends by MMS or save map screen shots to the gallery.

Capture your experiences

With a 5 megapixel camera, powerful Xenon flash and Carl Zeiss optics, the Nokia N82 delivers remarkably vivid photographs, even in low-light conditions. Fast camera activation, autofocus with a dedicated autofocus assist lamp, fast reloading between shots and DVD-like quality video capture make it a truly convenient and credible tool for capturing and telling your life stories.

Thanks to the 2GB microSD card in the standard Nokia N82 sales package*, you can store up to 900 high-resolution photos or up to 84 minutes of high quality video on the device.

“The Nokia N82 gives the best ever camera and navigation experience in one stylish premium device. Just imagine what kind of possibilities this will open up and how much richer your every day life experiences can be! The sophisticated design and glossy looks appeal to men and women who are conscious of their style and want to impress with the latest in technology,” Satu Ehrnrooth continues.

Share your stories

With high speed Wi-Fi connectivity and one-click upload to online communities, the Nokia N82 makes sharing your experiences and discoveries easy. When viewing a picture or video, simply one press of a button starts uploading it while you carry on using the device for other purposes.

Or you can impress your friends with multimedia slideshows – complete with music and effects – on the high resolution display or on a compatible TV.

The Nokia N82 comes with the new content driven 3D multimedia menu and includes a convenient orientation sensor that rotates the user interface automatically between horizontal and portrait mode. For quick and easy access to entertainment content, the Nokia N82 also supports the Ovi family of Nokia internet services, including Nokia Music Store, N-Gage games** and Nokia Maps.

The Nokia N82 is available now in key markets with an estimated, pre-tax, unsubsidized sales price of approximately 450 euros.

Nokia will host a virtual launch event today, Wednesday, November 14, 2007 beginning at 2pm Finnish time/1pm CET. You can access the virtual launch event at: www.nseries.com/truestories. The webcast will also be available for view on demand afterwards.

*Sales package contents may vary by market and/or network operator/service provider.

**The N-Gage service is expected to go live later this year.

Notes to editors:

A full list of Nokia N82 features is available at www.nseries.com/n82

Related photos in print quality can be found at www.nokia.com/press/photos

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks. www.nokia.com

Media Enquiries:

Nokia

Multimedia, Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Press Release

Beijing, China – November 20, 2007

Nokia Siemens Networks launches Energy Efficiency solution to optimize energy use in mobile networks

Solution offers up to 70 percent savings in energy consumption of mobile base station sites

Most of the energy in a typical telecommunication network is consumed by the wireless network’s base station site. In response to this, Nokia Siemens Networks is focusing the first phase of its environmentally sustainable business solutions by today announcing offerings that dramatically improve the energy efficiency of its wireless networks, particularly the base stations and base station sites.

“The Energy Efficiency solution makes good green business sense,” said Ari Lehtoranta, head of the Radio Access business unit at Nokia Siemens Networks. “By bringing state-of-the art products and software together with our Services portfolio for operators, we can reduce adverse environmental impact while also generating considerable cost savings for our operator customers.”

The four main elements of the solution are: minimizing the number of base station sites; minimizing the need for air conditioning to cool the sites; using the latest base station technology; and, deploying software features that optimize the use of radio access for wireless communications. The energy consumption of a base station site can be reduced by up to 70 percent with Nokia Siemens Networks’ Energy Efficiency solution. This significant reduction in energy consumption creates a more environmentally friendly network operation and lower operating costs for Nokia Siemens Networks’ operator customers.

Building a network with a minimum number of base station sites increases energy efficiency, and intelligent network planning is critical for identifying optimum site locations. The Nokia Siemens Networks Energy Efficiency solution uses software features to increase coverage, thus minimizing the number of required base station sites. The solutions also take advantage of innovative Nokia Siemens Networks planning products to create new types of sites in previously non-viable locations. The Nokia Siemens Networks Flexi Base station, for example,  makes it possible for operators to locate complete base stations in places and positions where conventional base stations cannot be located due to limitations on size and weight.

Traditional base station sites are located indoors, where the typical temperature of 25ºC is maintained with high energy-consuming air conditioning. By increasing the ambient temperature to up to 40ºC, energy consumption can be reduced by up to 30 percent in existing base station equipment.

Nokia Siemens Networks utilizes a wide range of software features to improve base station energy efficiency by balancing consumption according to load. For example, because nighttime base-station traffic is much lower than during peak daytime hours, part of the base station can be shut down or its capacity can be set on power save mode at night. This is handled seamlessly by Nokia Siemens Networks’ intelligent network management solution, the NetAct Service Quality Manager. By leveraging the latest innovations in its software

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solutions, Nokia Siemens Network is helping operators reduce costs by lowering the energy consumption of base stations during off-peak hours — without any impact on service levels for users of the network.

The telecommunications industry is striving to improve the energy efficiency of its latest-generation base stations. As the leader in wireless communication solutions that connect people and businesses in an environmentally sustainable way, Nokia Siemens Networks has made remarkable achievements in reducing energy consumption throughout its base station portfolio, achieving energy consumption levels of 800W and 500W respectively for typical GSM and WCDMA base stations. Going forward, the company has set even more ambitious targets: to further reduce the energy consumption of its GSM and WCDMA base stations to the 650W and 300W respectively by 2010.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Riitta Mård

Media Relations

Phone: +358 50 514 9718

Email: riitta.mard@nsn.com

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Press Release

Beijing, China – November 20, 2007

Nokia Siemens Networks aims at net positive impact to the environment

Deployment of energy-efficient solutions in a large metropolitan city could equate to eliminating the emissions generated by 21,000 cars a year

Advanced wireless and wireline communication technology can play a significant role in creating a sustainable future - by reducing adverse environmental impacts while increasing opportunities for economic welfare and growth. The goal of Nokia Siemens Networks is to connect the world in a way that creates a net positive impact to the environment by maximizing the benefits telecommunications can bring to people and businesses, while minimizing the environmental footprint of its products and operations.

“We see a world where five billion people are connected by 2015 – and that is about two billion more than today,” said Simon Beresford-Wylie, chief executive officer of Nokia Siemens Networks, speaking about the company’s environmentally sustainable business approach in Beijing. “As the next two billion people gain access to the benefits of connectivity, the positive impact will be enormous. At the same time, we know that with this huge growth Nokia Siemens Networks must provide wireless and wireline connectivity that uses less and less energy, that has recyclable components and limited use of environmentally sensitive materials. From how we design our products to our work with suppliers, the management of our own operations and the services we offer for end-of-life recycling, Nokia Siemens Networks is committed to leading the telecommunications industry in environmental sustainability.”

The biggest environmental impact of the telecommunications industry comes from the energy consumption related to the use of its products. As the world’s leading communications solution provider, Nokia Siemens Networks has placed a strong emphasis on an environmentally sustainable business approach that consists of minimizing the environmental impact of its network solutions and services, with particular focus on energy consumption in the most power-hungry areas of the network. This approach provides substantial environmental benefits as well as reducing operating costs for network operators.

Improving the networks’ environmental performance and at the same time improving the network operators’ competitiveness, profitability and differentiation is achieved through low power consumption of products, intelligent network and site design, reduced size of products for more efficient transportation and installation, use of intelligent software, increased service life of the products and sophisticated take-back and recycling services.

The company applies product life-cycle thinking across its entire operations. Design for Environment (DfE) is a key first step that minimizes the environmental impact over the entire product life cycle, starting from materials management, and ending with take-back and recycling. Environmental requirements are extended by Nokia Siemens Networks to its suppliers, while the Environmental Management System (EMS) manages the environmental impact of Nokia Siemens Networks’ own activities. At the end of the product life cycle, take-

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back, reuse and recycling services for equipment ensure recovery of material and secure safe disposal of substances.

Separately, Nokia Siemens Networks today launched the Energy Efficiency solution, which enables up to 70 percent savings in energy consumption of a base station site. In a network with approximately 5000 base stations, serving a large metropolitan area, the annual energy saving would be the equivalent of 73 000 tons of CO2 emissions, the emissions generated annually by 21,000 cars.

In remote areas, where advanced infrastructure such as a power grid is not readily available, renewable power sources such as solar panels can be used as a power source for the equipment instead of diesel generators. Nokia Siemens Networks is increasingly installing sites that are run by renewable energy.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Riitta Mård

Media Relations

Phone: +358 50 514 9718

Email: riitta.mard@nsn.com

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Press Release

Beijing, China – November 20, 2007

Nokia Siemens Networks wins deal in China to reduce emissions with energy efficient telecoms solutions

Nokia Siemens Networks expands cooperation with China Mobile Group Beijing Ltd., (CMBJ) for wireless network systems which significantly lowers operating costs and power consumption over traditional systems.

Nokia Siemens Networks, the number one telecommunications company in energy efficient wireless solutions, today said that it has signed a contract for the delivery of its innovative Flexi GSM Base Stations to CMBJ. The deal provides CMBJ with superior network hardware and software technology that uses less energy, lowers operating costs and reduces CO2 emissions at the same time.

The deal comes at a critical time in the People’s Republic of China where government policy is increasingly focused on minimizing the environmental impact of strategic industries while maintaining opportunities for economic welfare and growth.

As the official telecommunications supplier at various venues during the Beijing 2008 Olympic Games, CMBJ is focused on helping to make it a “Green” Olympics in every way possible. This includes making sure that the millions of visitors to Beijing can connect to the rest of the world in the most energy efficient way, thus reducing the impact on our environment. CMBJ applauds the efforts by Nokia Siemens Networks to create solutions that meet China’s growing need for converging data, voice and video services, while balancing operational costs and the environment.

Zhang Zhiqiang, Head of Nokia Siemens Networks Greater China Region, said: “As China’s boom in the telecommunications market continues, Nokia Siemens Networks is answering the call to deliver innovative solutions to operators who are continually being challenged with rising costs and competitive pressures. Not only does this demonstrate how we can create an optimal way for customers like CMBJ to save costs by reducing power consumption, we can also cut CO2 emissions as a result in a way that lowers the impact on the environment.”

The Flexi GSM Base Station being used by CMBJ is the smallest and most energy efficient on the market. Other elements that support Nokia Siemens Networks Energy Efficient solutions includes; minimizing the number of base stations sites in total; minimizing the need for air conditioning to cool the sites and deploying software features that optimize the use of radio access for wireless communications.

About China Mobile Group Beijing Ltd.

China Mobile Group Beijing Ltd. (CMBJ), founded in December 18, 2000, is part of the China Mobile Group.

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CMBJ’s core business focuses on voice, data, multimedia, IP telephony and Internet access services. As the only operator in Beijing focusing on mobile communications, CMBJ boasts a world-leading mobile network and information service capability, as well as more than 10 million subscribers. By October 31, 2007, CMBJ has provided GSM roaming services to over 332 operators in 229 countries and regions.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Yuhong Chen

Communications, Greater China Region

Phone: +86 10 6476 7810

E-mail: yuhong.chen@nsn.com

Riitta Mård

Media Relations

Phone: +358 50 514 9718

Email: riitta.mard@nsn.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel